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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2004
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



<u>Head Office</u>

Suite 306, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: (250) 361-1578 Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: info@kensington-resources.com

QUARTERLY REPORT

SIX MONTHS ENDED JUNE 30, 2004

KENSINGTON RESOURCES LTD.

UNAUDITED INTERIM FINANCIAL STATEMENTS

For the six months ended June 30, 2004

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2004.

KENSINGTON RESOURCES LTD.
(a development stage company)
BALANCE SHEET
(Canadian dollars)

	June 30, 2004	December 31, 2003
ASSETS		
Current		
Cash	$148,885	$1,001,202
Short-term investments	1,525,000	1,175,000
GST and other receivables	60,862	23,188
Prepaid expenses	25,191	5,937
Marketable Securities	32,025	32,025
	1,791,963	2,237,352
Capital assets (Note 2)	61,894	14,565
Resource properties (Note 3)	11,263,625	10,527,906
	$13,117,482	$12,779,823
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$52,206	$114,895
Joint Venture cash calls and accrued payables	77,517	537,968
	129,723	652,863
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
Unlimited common shares of no par value		
Issued and fully paid (Note 4)	27,896,717	26,543,215
Additional paid-in capital	340,657	174,657
Deficit accumulated during the development stage	(15,249,615)	(14,590,912)
	12,987,759	12,126,960
	$13,117,482	$12,779,823

(signed) "Robert A. McCallum"

(signed) "David H. Stone"

KENSINGTON RESOURCES LTD.
(a development stage company)
STATEMENTS OF OPERATIONS AND DEFICIT FOR THE SIX MONTHS ENDED JUNE 30
(Canadian dollars)

	For the three months ended June 30, 2004	For the three months ended June 30, 2003	For the six months ended June 30, 2004	For the six months ended June 30, 2003
Expenses				
Amortization	$3,596	$953	$4,746	$1,906
Bank charges and interest	386	381	604	600
Gain on sale of truck	(5,042)	-	(5,042)	-
Interest income	(14,515)	(5,891)	(15,477)	(12,463)
Legal, accounting and professional	(10,862)	50,874	1,963	82,632
Office	71,325	42,009	124,602	130,086
Promotion, public relations and travel	141,713	105,079	189,876	226,219
Salaries, benefits and management fees	130,638	32,348	159,388	61,098
Transfer and filing	21,084	38,383	32,043	46,400
Stock-based compensation	166,000	-	166,000	-
Loss from continuing operations	(504,323)	(264,136)	(658,703)	(536,478)
Net loss for the period	(504,323)	(264,136)	(658,703)	(536,478)
Deficit, beginning of period	(14,745,292)	(13,848,151)	(14,590,912)	(13,575,809)
Deficit, end of period	$(15,249,615)	$(14,112,287)	$(15,249,615)	$(14,112,287)
Net loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding	54,535,532	47,687,733	54,535,532	47,687,733

KENSINGTON RESOURCES LTD.
(a development stage company)
STATEMENTS OF CASH FLOW FOR THE FOR THE SIX MONTHS ENDED JUNE 30
(Canadian dollars)

	For the three months ended June 30, 2004	For the three months ended June 30, 2003	For the six months ended June 30, 2004	For the six months ended June 30, 2003
Operating activities				
Net loss for the period	$(504,323)	$(264,136)	$(658,703)	$(536,478)
Items not involving cash				
Amortization	3,596	953	4,746	1,906
Stock-based compensation	166,000	-	166,000	-
Gain on sale of truck	(5,042)	-	(5,042)	-
Net change in non-cash operating working capital items				
GST receivable	(28,204)	(15,414)	(37,674)	19,619
Prepaid expenses	20,306	8,100	(19,254)	-
Accounts payable and accrued liabilities	(522,383)	517,521	(523,140)	15,893
	(870,050)	247,024	(1,073,067)	(499,060)
Financing activities				
				1,089,933
Issuance of capital stock for cash	275,000	8,000	1,353,502	
Private placement subscriptions	-	994,911	-	994,911
	275,000	1,002,911	1,353,502	2,084,844
Investing activities				
Expenditures and advances on resource properties, net of unpaid cash calls	(221,694)	(1,178,518)	(735,719)	(1,232,497)
Purchase of capital assets	(31,104)	-	(47,033)	-
Purchase of short-term investments	600,000	-	(350,000)	-
	347,202	(1,178,518)	(1,132,752)	(1,232,497)
Increase (decrease) in cash	(247,848)	71,417	(852,317)	837,887
Cash position at beginning of period	396,733	1,085,593	1,001,202	319,123
Cash position at end of period	$148,885	$1,157,010	$148,885	$1,157,010

Kensington Resources Ltd.
Notes to the Financial Statements
June 30, 2004
(unaudited)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2003.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2003 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

2. CAPITAL ASSETS

June 30, 2004	Cost	Accumulated amortization	Net book value
Automobiles	$29,346	$2,201	$27,145
Field equipment	5,606	4,575	1,031
Computer equipment	12,899	3,561	9,338
Furniture and equipment	28,926	4,546	24,380
	$76,777	$14,883	$61,894

December 31, 2003	Cost	Accumulated amortization	Net book value
Automobiles	$26,906	$25,948	$958
Field equipment	5,606	3,333	2,273
Computer equipment	11,801	3,711	8,090
Furniture and equipment	6,336	3,092	3,244
	$50,649	$36,084	$14,565

3. MINERAL PROPERTIES

Acquisition and exploration costs as at June 30 and December 31 are as follows:

	June 30, 2004	December 31, 2003
Geological and exploration	$2,250,804	$2,099,853
Land tenure	51,148	51,148
Drilling	5,552,284	5,138,470
Assay	1,595,683	1,462,172
Supplies	49,918	49,918
Transport	246,615	233,916
Rental equipment	189,843	169,123
General	118,866	114,842
Overhead	1,208,464	1,208,464
	$11,263,625	$10,527,906

The Company has earned a 42.25% interest in certain mineral claims consisting of 22,544 hectares in the Fort a la Corne area of Saskatchewan through a joint venture relationship. The other partners are De Beers Canada Exploration Inc. ("De Beers"), UEM Inc. and Cameco Corporation ("Cameco"). This joint venture relationship entails an agreement on annual budgets between the parties, with dissenting parties losing a proportionate share. Cash calls are requested periodically to cover expenditures incurred by the operator. No joint venture entity exists and the Company's proportionate share of the deferred exploration costs is $11,229,199.

The Company is committed to fund a maximum of $8.5 million on a priority basis during the feasibility and development stage. De Beers has a similar liability to a maximum of $6.38 million.

Kensington Resources Ltd.
Notes to the Financial Statements
June 30, 2004
(unaudited)

4. SHARE CAPITAL

(a) *Authorized*

Unlimited common shares of no par value

(b) *Issued*

	Shares	Amount
Balance - December 31, 2003	53,302,545	$26,543,215
Issuance on exercise of warrants	1,338,333	1,078,502
Balance - March 31, 2004	54,640,878	$27,621,717
Issuance on exercise of warrants	-	-
Issuance on exercise of stock options	800,000	275,000
Balance - June 30, 2004	55,440,878	$27,896,717

(c) *Stock options*

The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares. Stock options are issuable at the discretion of the Board of Directors, up to 5,500,000 common shares.

(i)   The changes in stock options were as follows:

	Six months ended June 30, 2004	Weighted Average Exercise Price	Year ended December 31, 2003	Weighted Average Exercise Price
Balance outstanding, beginning of period	3,992,726	$0.58	4,273,226	$0.46
Activity during the year				
Options granted	505,000	0.90	345,000	0.82
Options exercised	(800,000)	0.34	(490,500)	0.31
Options cancelled/expired	-	-	(135,000)	0.78
Balance outstanding, end of period	3,697,726	$0.67	3,992,726	$0.58

Kensington Resources Ltd.
Notes to the Financial Statements
June 30, 2004
(unaudited)

(ii)

As at June 30, 2004, directors' and employees' stock options were outstanding as follows:

Options Outstanding and Exercisable

Range of exercise prices	Number outstanding at June 30, 2004	Number exercisable at June 30, 2004	Weighted average remaining contractual life (years)
0.30	270,000	270,000	0.70
0.35	100,000	100,000	1.40
0.37	302,726	302,726	0.70
0.38	200,000	200,000	1.40
0.42	270,000	270,000	1.00
0.54	125,000	125,000	2.70
0.57	40,000	40,000	1.60
0.65	10,000	10,000	0.50
0.71	150,000	150,000	1.90
0.76	30,000	30,000	2.00
0.78	710,000	710,000	2.60
0.80	150,000	150,000	3.30
0.81	400,000	400,000	2.00
0.82	335,000	335,000	3.10
0.84	400,000	-	2.90
1.11	100,000	100,000	3.00
1.13	105,000	105,000	4.70
$0.30-$1.13	3,697,726	3,297,726	2.04

(d) Warrants
(i)

The changes in warrants were as follows:

	Six months ended June 30, 2004	Weighted Average Exercise Price	Year ended December 31, 2003	Weighted Average Exercise Price
Balance outstanding, beginning of period	4,803,498	$0.89	3,070,417	$0.68
Activity during the period				
Warrants granted	-	-	3,570,164	0.91
Warrants exercised	(1,338,333)	0.81	(1,837,083)	0.57
Warrants expired	(51,667)	0.80		
Balance outstanding, end of period	3,413,498	$0.92	4,803,498	$0.89

(ii)

As at June 30, 2004, share purchase warrants were outstanding as follows:

Number of Warrants	Exercise Price per Security	Expiry Date
2,880,498	0.85 / 1.05	July 6, 2005
533,000	$1.25	December 21, 2004
3,413,498		

9

Kensington Resources Ltd.
Notes to the Financial Statements
June 30, 2004
(unaudited)

(e) *Shareholder Rights Plan*

At the Annual General Meeting on June 29, 2001, the Company's shareholders approved the adoption of a Shareholder Rights Plan, similar to those adopted by other Canadian companies. Under the terms of the Plan, rights are attached to the common shares of the Company. These rights become marketable and exercisable only after certain specified events related to the acquisition of, or announcement of an intention to acquire 20% or more or the outstanding common shares of the Company. The Plan expired on June 29, 2004.

5. RELATED PARTY TRANSACTIONS

(a) The Company incurred costs with individuals or companies controlled by individuals who were shareholders, directors or officers of the Company as follows:

	2004	**2003**
Management fees	$159,388	$61,098

6. OFFICERS AND DIRECTORS

Robert McCallum - President and Director
Murray Tildesley - Secretary and Director
Tony Pezzotti - Director
James Rothwell - Director
David Stone - Director
William E. Stanley - Director (appointed July 16, 2004)



Form 51-102F1 – Management's Discussion & Analysis
For the Second Quarter Ended June 30, 2004
Unaudited – Prepared by Management

_____

Description of Business and Report Date

The following Management Discussion and Analysis is prepared as of August 23, 2004 (the "Report Date") and should be read in conjunction with the interim financial statements for the six months ended June 30, 2004 and the Company's annual report for the year ended December 31, 2003. These documents can be found on the Company's website or at www.sedar.com.

Kensington Resources Ltd. (the "Company") is a diamond exploration company. Since 1995, it has been involved in the Fort à la Corne Diamond Project, a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Explorations Inc. ("De Beers Canada"), a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (10%-carried). De Beers Canada is the operator. Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.

The Company prepares its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Fort à la Corne Project, Saskatchewan

The Fort à la Corne Project is located in the Province of Saskatchewan approximately 65 kilometres to the east north-east of the city of Prince Albert, Saskatchewan's third largest city. As of the Report Date, land holdings held under the Fort à la Corne joint venture agreement comprised of 121 claims totaling 22,544 hectares or approximately 57,000 acres.

Although there is a joint venture relationship between the partners, there is no joint venture entity. This joint venture relationship entails an agreement on annual budgets between the parties with dissenting parties losing a proportionate share. The only item recorded in the books of the Company at June 30, 2004 is its proportionate share of deferred costs totalling $11,263,625 (December 31, 2003 - $10,527,906).

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 compliant technical disclosure of the Fort à la Corne Project can be found in the Company's technical report which is available on the Company's website or at www.sedar.com.

Airborne Survey

During the second quarter of Fiscal 2004, an extensive GEOTEM airborne survey was completed by Fugro Airborne Surveys over the main trend of the Fort à la Corne field. The objective of this survey was to provide sophisticated resistivity coverage over the Fort à la Corne property in order to better understand the shape and size of known kimberlite bodies and to search for new, non-magnetic kimberlites. The survey covered approximately 840 line kilometres oriented in a north-south direction at 300-metre spacing. The results from this survey will be used to identify drilling targets for the upcoming field program.

Geological Modeling and Grade Estimates for Kimberlite Bodies 140/141, 148 and 122

At a Joint Venture meeting held on June 16, 2004, the Company received from the operator a draft report prepared by De Beers Mineral Resource Management Department ("MRM") presenting the geological modeling and grade estimates for kimberlite bodies 140/141, 148 and 122. Grades were estimated from microdiamonds and assume a bottom cutoff of 1.5 mm.



Form 51-102F1 – Management's Discussion & Analysis
For the Second Quarter Ended June 30, 2004
Unaudited – Prepared by Management

_____

Geological Modeling and Grade Estimates for Kimberlite Bodies 140/141, 148 and 122 (Continued)

Preliminary results indicate that the higher grade units of kimberlite bodies 140/141, 148 and 122 defined in the 2003/2004 work program range from 29 million tonnes to 156 million tonnes with average grades of 7 carats per hundred tonnes to 16 carats per hundred tonnes. The microdiamond interpretation used to estimate grade can also be used to estimate a diamond size distribution. The combination of this size distribution and value information from macrostones can be used to estimate an average diamond value. This was done for the different units in 140/141 and for body 122. The reader is cautioned that the number of macro stones used to obtain value data is very small and amounts to 155 carats for 140/141 (all units) and 17 carats for body 122. As a result, the confidence in the average diamond values per unit is low. The combined units of higher interest contain an estimated 369 million tonnes at an average modelled grade of 10 carats per hundred tonnes. Please see a more detailed technical summary of this information which can be viewed on the Company's website at www.kensington-resources.com.

The reader is cautioned that the grade and value estimates are conceptual in nature and the volumes for each of the high interest zones are early estimates derived from computer-generated 3-dimensional models of kimberlite units within areas defined by drillhole intersections. Volume to tonnage estimates were calculated using a specific gravity 2.4 g/cm^3 for all kimberlite units. The tonnage estimates require further delineation drilling to better ascertain lateral and vertical extents of the geological units. The Company will release a more complete summary of the MRM report as soon as the results for kimberlite 150 are completed and the report is finalized.

2004/2005 Program

During the second quarter of Fiscal 2004, the Company announced details of the forward work program for 2004/2005 presented at the Joint Venture meeting. Subsequent to the period end, the forward work program budget was substantially increased, from $6.0 million to $7.6 million, to cover the scope of the aggressive exploration and evaluation activities that were agreed upon at the Joint Venture meeting. Drilling is scheduled to commence in August and a second phase of drilling may be implemented as early as the second quarter of 2005.

The operator recommended a major shift in strategy for this year's program. Instead of assessing the average grades of individual bodies, the new approach is focused on defining the higher grade units within proximally-located priority kimberlite bodies. Considering these higher grade units in combination as a single resource will permit significant economy of scale to be achieved for a large scale mining operation.

A total of eight large diameter (36-inch or 914 mm) minibulk sampling holes will be distributed over bodies 140/141 and 122 designed to increase confidence levels in grade and revenue estimates. Additional HQ coreholes may be required as pilot holes for these large diameter drillholes. An HQ core (63.5 mm diameter) drilling program will be targeted on three of the next most prospective kimberlite bodies in the southern portion of the claims and designed specifically to test for higher-grade zones. Initial planning has resulted in placement of eight coreholes on each of the bodies. In addition, the JV will conduct an NQ (47 mm diameter) core drilling program to test newly-defined kimberlite targets in the southern claim area that were defined by airborne magnetic and electromagnetic surveys. This part of the program includes testing the large gravity anomaly located adjacent to the east side of Kimberlite 150.

Results of Operations

The net loss for the six months ended June 30, 2004, was $658,703 or $0.01 per share compared to a net loss of $536,478 or $0.01 per share for the six months ended June 30, 2003. The increased net loss in the current period is attributable to stock-based compensation of $166,000 (2003 - $nil). During the prior fiscal year, the Company adopted the accounting recommendations of the CICA Handbook Section 3870 and recognized an expense for options granted on or after January 1, 2003. See "Changes in Accounting Policies including Initial Adoption". Other expenses were in line with or down from last year's figures except in the area of salaries, benefits and management fees.



Results of Operations (Continued)

Salaries, benefits and management fees increased during the current period due to the termination of a management agreement with the former President, David H. Stone, whereby Mr. Stone received payment in lieu of notice of $115,000. See "Transactions with Related Parties". During the six months ended June 30, 2004, $151,097 was paid to Mr. Stone while $8,291 was paid to the current President, Robert A. McCallum. In comparison, $57,500 was paid to David Stone while $3,598 was paid to James Rothwell during the same period in 2003.

Legal accounting and professional fees were lower by $80,669 (2003 - $82,632) due to the accrual of 2003 audit and related costs in the fourth quarter of Fiscal 2003 and fewer legal expenses. The significant expenditures in the current period included $1,500 for flow through tax advice, ($13,500) relating to audit costs accrued in the fourth quarter of Fiscal 2003, $7,875 for accounting and $6,088 for legal fees. In the prior period, the Company incurred $25,000 in connection with the 2002 audit, $21,225 for accounting and $36,407 for legal fees.

Transfer and filing was lower by $14,357 (2003 - $46,400) due to filing fees for a private placement in the prior period. The significant expenditures in the current period include $14,572 for transfer agent services, $5,994 for filing fees and other costs associated with SEDAR, $5,771 for annual sustaining fees and filing fees to the TSX Venture Exchange, $5,032 for the renewal of coverage in Standard & Poor's Market Access Program and miscellaneous costs of $674 while in the prior period, the Company incurred $10,372 for transfer agent services, $4,471 for filing fees and other costs associated with SEDAR, $16,660 for annual sustaining fees and filing fees to the TSX Venture Exchange, $4,835 for coverage in Standard & Poor's Market Access Program, $9,520 for mailing costs associated with the AGM and miscellaneous costs of $602.

Office expenses were reduced by $5,484 (2003 - $130,086) due to the termination of keyman insurance in the first quarter of Fiscal 2003 and the expensing of directors' and officers' liability insurance on a quarterly basis in Fiscal 2004. In previous years, the annual premium for directors' and officers' liability insurance was expensed in the period incurred. These reductions were offset by increased office expenses when the Company re-located its head office to larger space in the first quarter of Fiscal 2004. The significant expenditures in the current period include $37,547 for office expenses, $32,526 for support staff in Victoria, $27,436 for administrative services and $27,093 for directors' and officers' liability insurance. During the same period in the prior fiscal year, office expenses consisted of $3,676 for keyman insurance, $37,571 for directors' and officers' liability insurance, $29,080 for administrative services, $30,279 for office expenses and $29,480 for support staff in Victoria.

Promotion, public relations and travel expenses declined by $36,343 (2003 - $226,219) due to a reduction in investor relations activities and the termination of William Callahan in the third quarter of Fiscal 2003. These reductions were offset by higher travel expenses and higher news dissemination costs. The significant expenditures in the current period included $25,000 for investor relations fees to Robert Young, $21,391 for media consulting and media training, $14,780 for news dissemination, $65,338 for travel and other expenses for the directors of the Company, $13,869 for printing and mailing costs associated with the annual general meeting, $19,603 for graphic design and printing of the 2003 annual report, $12,469 for advertising and sponsorships and $7,500 for market consultation services, $4,495 to register at an investment conference in Vancouver and miscellaneous expenses of $5,430. In comparison, the Company incurred $37,392 for investor relations fees and expenses to Robert Young, $17,624 for investor relations fees and expenses to William Callahan, $27,559 for media consulting and media training, $7,656 for news dissemination costs, $19,910 for registration fees, sponsorship and equipment for trade shows, $11,029 for advertising, $46,132 for travel, $9,409 for costs associated with the AGM, $26,007 for printing and $4,658 for graphic design and Powerpoint consulting, $8,020 for the redesign and maintenance of the Company's website and $10,823 for miscellaneous costs.

Interest income increased by $3,014 (2003 - $12,463) due to larger cash reserves in 2004. The Company also recognized a gain of $5,042 on the sale of a field truck.

Mineral property and exploration costs deferred at June 30, 2004 totalled $11,263,625, an increase of $735,719 since December 31, 2003, all of which was spent on the Fort à la Corne Property. A comparison of the mineral property



Form 51-102F1 – Management's Discussion & Analysis
For the Second Quarter Ended June 30, 2004
Unaudited – Prepared by Management

_____

Results of Operations (Continued)

expenditures for the six months ended June 30, 2004 and 2003 can be summarized as follows:

Fort à la Corne Project	Six months ended June 30, 2004	Six months ended June 30, 2003
Geological and exploration	$ 150,951	$ 128,537
Land tenure	0	2,253
Drilling	413,814	764,919
Assay	133,511	112,735
Supplies	0	4,140
Transport	12,699	36,286
Rental equipment	20,720	21,444
General	4,024	6,493
Overhead	0	155,690
Totals	**$735,719**	**$1,232,497**

Financings, Principal Purposes and Milestones

During the third quarter of Fiscal 2003, the Company completed a non brokered private placement of 3,037,164 units at a price of $0.75 per unit for gross proceeds of $2,277,873. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share in the capital of the Company for a period of two years at the exercise price of $0.85 in the first year and $1.05 in the second year expiring July 6, 2005. The private placement was accepted for filing by the TSX Venture Exchange on July 2, 2003. In accordance with Multilateral Instrument 45-102, the units issued pursuant to the private placement or issuable upon exercise of the share purchase warrants are subject to a hold period expiring on November 8, 2003. The proceeds will be used for continuing exploration activities at the Fort à la Corne Diamond Project in Saskatchewan as well as for general working capital. Finder's fees and commissions totaling $34,750 were paid in connection with this private placement.

A schedule of the proposed and actual use of proceeds to June 30, 2004 for this financing can be summarized as follows:

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds to June 30, 2004
Fort à la Corne Project	$1,500,000	$1,500,000
General working capital	743,123	743,123
Private placement fees and commissions	34,750	34,750
Totals	**$2,277,873**	**$2,277,873**

During the fourth quarter of Fiscal 2003, the Company completed a second non-brokered private placement. A total of 1,066,000 units were issued at a price of $1.00 per unit for gross proceeds of $1,066,000. Each unit consisted of one flow through common share and one half of one non-flow through share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of one year at the exercise price of $1.25 expiring December 21, 2004. The private placement was accepted for filing by the TSX Venture Exchange on December 13, 2003. In accordance with Multilateral Instrument 45-102, the units issued pursuant to the private placement or issuable upon exercise of the share purchase warrants are subject to a hold period expiring on April 23, 2004. The proceeds will be used for continuing exploration activities at the Fort à la Corne Diamond Project in Saskatchewan. Finder's fees were paid to Canaccord Capital Corp. (as to $98,400) and to Wellington West Capital Inc. (as to $3,000) in connection with this private placement.



Form 51-102F1 – Management's Discussion & Analysis
For the Second Quarter Ended June 30, 2004
Unaudited – Prepared by Management

_____

Financings, Principal Purposes and Milestones (Continued)

A schedule of the proposed and actual use of proceeds to August 23, 2004 for this financing can be summarized as follows:

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds to August 23, 2004
Fort à la Corne Project	$1,066,000	$445,967
Totals	**$1,066,000**	**$445,967**

Summary of Quarterly Results

Results for the eight most recent quarters are as follows:

	June 30, 2004 Q2 2004	March 31, 2004 Q1 2004	Dec. 31, 2003 Q4 2003	Sept. 31, 2003 Q3 2003
Revenues	-	-	-	-
Net Loss from Continuing Operations	$504,323	$154,380	$234,638	$243,987
Net Loss - Total	$504,323	$154,380	$234,638	$243,987
Net Loss Per Share –Basic and Fully Diluted	$0.01	$0.00	$0.00	$0.00

	June 30, 2003 Q2 2003	March 31, 2003 Q1 2003	Dec. 31, 2002 Q4 2002	Sept. 31, 2002 Q3 2002
Revenues	-	-	-	-
Net Loss from Continuing Operations	$264,136	$272,342	$148,580	$146,603
Net Loss - Total	$264,136	$272,342	$148,580	$154,573
Net Loss Per Share – Basic and Fully Diluted	$0.01	$0.01	$0.00	$0.00

In the third quarter of Fiscal 2002, the Company wrote down the value of marketable securities by $9,150 due to a decrease in the value of the Company's shares of China Diamond Corp. (formerly Pan Asia Mining Corp.).

Liquidity

The Company is presently exploring the Fort à la Corne Project for sufficient reserves to justify production. This property does not produce any revenue. The Company receives minor amounts of interest ($15,477 for the first six months of 2004 compared to $12,463 for the first six months of 2003); however, its capital needs have historically been met by the issuance of securities either through private placements, the exercise of stock options or warrants, shares issued for debt or shares issued for property. Fluctuations in the Company's share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

At June 30, 2004, the Company had working capital of $1,662,240, compared to working capital of $1,584,489 at December 31, 2003. The primary source of this working capital was the two private placements completed in Fiscal 2003 (see "Financings, Principal Purposes and Milestones" above). During the period, the exercise of 1,338,333 warrants and 800,000 stock options provided net proceeds of $1,353,502.

Included in current assets at June 30, 2004 is $32,025 (2003 - $32,025) in marketable securities which represents the book value of 457,500 common shares of China Diamond Corp. Included in current liabilities at June 30, 2004 is $77,517 (2003 - $537,968) due to the Fort à la Corne joint venture. This represents an accrual for management fees to the operator.

Cash used for operating activities during the first six months of 2004 was $1,073,067 compared to $499,060 during the first six months of 2003 after adjusting for the non-cash activities and stock-based compensation.



Form 51-102F1 – Management's Discussion & Analysis
For the Second Quarter Ended June 30, 2004
Unaudited – Prepared by Management
_____

Liquidity (Continued)

The Company has a commitment to incur a minimum of $1,055,340 in flow through expenditures by the end of the calendar year. As of the Report Date, the unspent portion of this commitment totaled $609,373. The working capital on hand is sufficient to meet this commitment and cover the Company's general and administrative expenditures to the end of the fiscal year. Additional funds will be required to meet the Company's $3.6 million commitment for the 2004/2005 exploration program and continuing general and administrative expenses. The Company is currently investigating avenues for financing.

Capital Resources

The Company sees the exercise of stock options and warrants as a source of capital. See Note 4 of the interim financial statements for a list of the stock options and warrants outstanding at June 30, 2004. The fair market value of the Company's shares of China Diamond Corp. is also a source of capital.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

David H. Stone, Director

During the six months ended June 30, 2004, the Company paid $151,097 to David H. Stone, Director which included a one-time payment of $115,000 for the termination of management services in the second quarter of Fiscal 2004. Pursuant to the terms of a Management Agreement executed on February 1, 2002, Mr. Stone was retained as President for a fee of $115,000 per annum. The Management Agreement could be terminated by Mr. Stone with three months' written notice or by the Company at any time with cause, or without cause, by providing twelve months' notice or payment in lieu of notice of not less than $115,000. The Management Agreement was accepted for filing by the TSX Venture Exchange on February 14, 2002.

Robert A. McCallum, President & Director

The Company entered into an Employment Agreement dated May 19, 2004 pursuant to which Robert A. McCallum was retained as President for a two-year term for a salary of $150,000 per year, a combined housing and vehicle allowance of $24,000 per year, the granting of 400,000 stock options at $0.84 per share for a three-year term and annual bonuses which shall be determined at the absolute discretion of the Board of Directors with respect to achieving aims and goals mutually agreed upon by the parties. The Employment Agreement was accepted for filing by the TSX Venture Exchange on July 15, 2004.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on financial condition, results of operations and cash flows.



Form 51-102F1 – Management's Discussion & Analysis
For the Second Quarter Ended June 30, 2004
Unaudited – Prepared by Management

_____

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model ("Black-Scholes"). Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, *Stock-based Compensation and Other Stock-based Payment*s, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards are calculated using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted.

Financial Instruments and Other Instruments

The fair value of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments.

Marketable securities are carried at the lower of cost or quoted market value. When the market value is below cost, any unrealized loss is charged to income. Marketable securities were recorded at $32,025 at June 30, 2004 and December 31, 2003 while the quoted market value of marketable securities at June 30, 2004 and December 31, 2003 was $73,200 and $114,375, respectively.

Changes to Management and the Board of Directors

On April 26, 2004, the Company announced steps intended to strengthen the management of the Company with new skills to meet the challenges of the current phase of its activities. David Stone, who led the Company as President since 1997, resigned as President but will remain on the Board of Directors.



Form 51-102F1 – Management's Discussion & Analysis
For the Second Quarter Ended June 30, 2004
Unaudited – Prepared by Management

_____

Changes to Management and the Board of Directors (Continued)

On May 17, 2004, the Company announced that it had appointed Robert A. McCallum as President effective June 1, 2004. At a meeting of the Board held on May 13, 2004, Mr. McCallum was also appointed a Director of the Company with immediate effect. Mr. McCallum has over 45 years of international mining experience in diamonds, gold, uranium, industrial minerals and base metals and more than 20 years in corporate management as an officer and/or director of companies. Most recently, Mr. McCallum was President and COO of Philex Mining Corporation in Manila, Philippines, until he retired at the end of 1998. Since retirement he has been engaged as a consultant and as a Director of Miramar Mining Corporation until June 2002.

At the annual general meeting of the Company held on June 11, 2004, Mr. William E. Zimmerman did not stand for re-election to the board due to other commitments. Mr. Zimmerman continues his involvement with the Company as a member of the Technical Committee.

Subsequent to the period end, the Company announced the appointment of William E. Stanley to the Board of Directors. Bill Stanley is a retired partner with Coopers & Lybrand Consulting (PricewaterhouseCoopers) and a former Director of the firm's Canadian and International mining practices. Over the past 35 years, his consulting career has incorporated both international mining assignments and a variety of projects for most of the major mining companies in Canada. Currently, he is an Adjunct Professor at the University of British Columbia's Department of Mining and Mineral Process Engineering and he is on the Board of Directors of Miramar Mining Corporation. He is a former Director of Westmin Resources Limited, Gibraltar Mines Limited, Teck Corporation and Luscar Limited and a past President of the Canadian Institute of Mining, Metallurgy & Petroleum (CIM). Mr. Stanley is a graduate of the Provincial Institute of Mining, Haileybury, Northern Ontario and holds a B.Sc. in Mine Engineering from Michigan Technological University.

Stock Options

During the second quarter of 2004, the Company granted 400,000 stock options exercisable at a price of $0.84 per share for a three-year period pursuant to the Company's Stock Option Plan. The stock options were granted to Robert McCallum, President and Director of the Company, and are subject to vesting as to 100,000 stock options upon issuance, 100,000 stock options in six months and 200,000 stock options in twelve months.

Subsequent to the period end, the Company granted 150,000 stock options to Bill Stanley, exercisable at a price of $0.77 per share for a five-year period pursuant to the Company's Stock Option Plan.

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Robert A. McCallum, President of Kensington Resources Ltd., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing*s) of Kensington Resources Ltd., (the "Issuer") for the interim period ending June 30, 2004;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 30, 2004

"Robert A. McCallum"
_____
Robert A. McCallum, President
(Principal Executive Officer)

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Robert A. McCallum, President of Kensington Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing*s) of Kensington Resources Ltd., (the "Issuer") for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 30, 2004

"Robert A. McCallum"
_____
Robert A. McCallum, President
(Principal Financial Officer)



Head Office

Suite 306, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: (250) 361-1578 Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: info@kensington-resources.com

August 30, 2004

VIA SEDAR

B.C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
TSX Venture Exchange

Dear Sirs:

Re: **Kensington Resources Ltd. (the "Issuer")**
Quarterly Report for the Six Months Ended June 30, 2004

Please find enclosed a copy of the Issuer's quarterly report for the six months ended June 30, 2004.

We confirm that the foregoing material was sent by prepaid mail on Monday, August 30, 2004 to the persons on the supplemental mailing list of the Issuer.

Yours truly,

KENSINGTON RESOURCES LTD.

Per: "Robert A. McCallum"

        Robert A. McCallum
        President

cc.   McCullough O'Connor Irwin
        Attention: Gillian E. Case

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 13, 2005	By: /s/ Robert A. McCallum
Date	Robert A. McCallum
	President, CEO and Director